Exhibit 2.1.2

Confirmation Letter

To promote the development of Suixian education career, Suixian People’s Government and Beijing Frank Education Investment and Management Co, Ltd entered into the acquisition agreement. According to Acquisition Agreement for Henan Province Suixian Senior High School Branch dated August 17, 2005, Suixian Senior High School agree that Beijing Frank Education Investment and Management Co, Ltd accept the new area (Branch), name and all teachers staff of Suixian Senior High School with the consideration of RMB109, 110,400 as the transferee and the aforesaid Agreement has taken effect since the execution date. For the mutual benefits, Suixian People’s Government relief the obligation of Beijing Frank Education Investment and Management Co, Ltd payment of the liquidated damages for breach of Agreement, and agree that it will not receive the interests of consideration of the transfer.

Chop of Suixian People’s Government

Chop of Suixian Senior High School

December 2, 2008